THE O'NEAL LAW FIRM, P.C.
                              668 North 44th Street
                                    Suite 233
                             Phoenix, Arizona 85008
                                 (602) 267-3855
                              (602) 267-7400 (fax)
                           E-mail: billo@sunncomm.com


                                 March 29, 2005

John Zitko
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0511
Washington, D.C. 20549

Re: M.E.R., Inc.
    Registration Statement on Form SB-2
    File No.  333-119233
    Filed September 23, 2004

Dear Mr. Zitko:

We are writing in response to our telephone conversation of March 29, 2005, whereby the Commission requested that we amend the above registration statement to provide for an affirmative statement that Mr. Mercier is not subject to a statutory disqualification as such term is defined in Section 3(a)(39) of the Act. We have amended the language accordingly in the second paragraph of the Section entitled "Plan of Distribution."

Please do not hesitate to contact us if you have any further questions.

Very truly yours,


/s/ William D. O'Neal
-----------------------------
William D. O'Neal